UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. __)

P&F INDUSTRIES, INC.
(Name of Issuer)

Class A Common Stock
(Title of Class of Securities)

692830508
(CUSIP Number)

Steven J. Kuperschmid, Esq.
Certilman Balin Adler & Hyman, LLP
90 Merrick Avenue
East Meadow, NY 11554
(516) 296-7055

(Name, Address and Telephone Number of Person
Authorized to Receive Notice and Communications)

May 21, 2007
(Date of Event which requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(a), 13d-1(f), or 13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP NO. 692830508

1.	NAMES OF REPORTING PERSONS I.R.S. Identification Nos. of above persons (entities only) Dennis Kalick SS #
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [ ]
3.	SEC USE ONLY
4.	SOURCE OF FUNDS 00
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ___
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
Number of Shares Beneficially Owned Each Reporting Person with:	7. Sole Voting Power	2,000 shares of Class A Common Stock
	8. Shared Voting Power	660,200 shares of Class A Common Stock
	9. Sole Dispositive Power	2,000 shares of Class A Common Stock
	10. Shared Dispositive Power	660,200 shares of Class A Common Stock
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 662,200 shares of Class A Common Stock
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ___
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 18.5% of outstanding Class A Common Stock
14.	TYPE OF REPORTING PERSON IN

Item 1.	Security and Issuer

(a)	The title of the class of equity securities to which this statement relates is Class A Common Stock.
(b)	The name and address of the principal executive office of the issuer is: P&F Industries, Inc. 445 Broadhollow Road, Suite 100 Melville, New York 11747

Item 2.	Identity and Background

(a)	Name Dennis Kalick
(b)	Address 80 Cutter Mill Road, Suite 401 Great Neck, NY 11021
(c)
Occupation/Employment
The reporting person is engaged in the private practice of providing accounting, tax and estate planning services with Dennis Kalick & Associates, Inc., 80 Cutter Mill Road, Suite 401, Great Neck, NY 11021.

(d)	During the last five years, the reporting person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
(e)
During the last five years, the reporting person was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Citizenship: United States of America

Item 3.	Source and Amount of Funds or Other Consideration

The reporting person is co-trustee of The Article FOURTH Trust u/w/o Linda Horowitz (the “Trust”). As co-trustee, the reporting person acquired beneficial ownership of 660,200 shares of Class A Common Stock (the “Trust Shares”) when the Trust Shares passed from the Estate of Linda Horowitz to the Trust on May 21, 2007 pursuant to the terms of the will of Linda Horowitz. On March 13, 1997, the issuer granted to the reporting person incentive stock options to purchase 2,000 shares of Class A Common Stock under the issuer’s 1992 Incentive Stock Option Plan, at an exercise price of $5.25 per share (the “Kalick Options”). The Kalick Options were granted subject to shareholder approval of the issuer’s amended and restated stock option plan, which approval was granted on May 28, 1997. The Kalick Options first became exercisable on May 28, 1997. No consideration was paid for the Kalick Options. All of the Kalick Options were exercised on March 7, 2007.

Item 4.	Purpose of Transaction

The response of the reporting person to Item 3 of this Schedule 13D is incorporated herein by reference.

The reporting person does not have plans or proposals which relate to or would result in:

(a) The acquisition by any person of additional securities of the issuer, or the disposition of securities of the issuer;
(b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the issuer or any of its subsidiaries;
(c) A sale or transfer of a material amount of assets of the issuer or any of its subsidiaries;
(d) Any change in the present board of directors or management of the issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;
(e) Any material change in the present capitalization or dividend policy of the issuer;
(f)  Any other material change in the issuer's business or corporate structure, including, but not limited to, if the issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by Section 13 of the Investment Company Act of 1940;

(g) Changes in the issuer's charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person;
(h)  Causing a class of securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i) A class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or
(j) Any action similar to any of those enumerated above.

Notwithstanding the foregoing response to this Item 4, depending on market conditions and other factors, the reporting person may sell or otherwise dispose of all or a portion of the Class A Common Stock owned by the reporting person, or may purchase additional shares of Class A Common Stock, and the Trust may sell or otherwise dispose of all or a portion of the Class A Common Stock owned by the Trust, or may purchase additional shares of Class A Common Stock.

Item 5.	Interest in Securities of the Issuer

(a) and (b) The responses of the reporting person to Rows (7) through (13) of the cover page of this Schedule 13D are incorporated herein by reference. The power to vote and to dispose of 660,200 shares of Class A Common Stock owned by the Trust is shared by Richard A. Horowitz, as co-trustee of the Trust. The address of Mr. Horowitz is 90 Wheatley Road, Old Westbury, New York 11568. Mr. Horowitz is Chairman of the Board, President, Chief Executive Officer and Assistant Treasurer of the issuer. The principal executive office of the issuer is located at 445 Broadhollow Road, Suite 100, Melville, New York 11747. During the last five years, Mr. Horowitz has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). During the last five years, Mr. Horowitz was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Mr. Horowitz is a citizen of the United States of America.

(c) The response of the reporting person to Item 3 of this Schedule 13D is incorporated herein by reference. All of the Kalick Options were exercised on March 7, 2007, by written notice and payment to the issuer pursuant to the terms of the issuer’s 1992 Incentive Stock Option Plan and Mr. Kalick’s option agreement. Linda Horowitz died on December 6, 2003. Letters Testamentary were granted on January 6, 2004 to Richard Horowitz, as Executor. At her death, Linda Horowitz owned 660,200 shares of Class A Common Stock (the “LH Shares”). Pursuant to the terms of the last will and testament of Linda Horowitz (the “Will”), the LH Shares pass as part of the residuary estate. Under Article FOURTH of the Will, such residuary estate is left in a marital trust for the benefit of Richard Horowitz. On May 21, 2007, the LH shares were transferred by the Estate of Linda Horowitz to the Trust. As a result of such transfer, (i) the Estate of Linda Horowitz has ceased to be the beneficial owner of more than five percent of the outstanding Class A Common Stock; and (ii) the Trust is the beneficial owner of 18.4% of the outstanding Class A Common Stock.

(d) The reporting person has shared voting power and shared dispositive power over the 660,200 shares owned by the Trust with Mr. Horowitz, the co-trustee of the Trust. Mr. Horowitz is the beneficiary of the Trust.

(e) Not Applicable

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The reporting person and Richard A. Horowitz are the two co-trustees of the Trust.

Item 7.	Material to be Filed as Exhibits

Not Applicable

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

May 23, 2007

/s/ Dennis Kalick
Dennis Kalick